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                              February 14, 2024

       Sandra Leung
       Executive Vice President & General Counsel
       Bristol-Myers Squibb Company
       Route 206 & Province Line Road
       Princeton, NJ 08543

                                                        Re: Bristol-Myers
Squibb Company
                                                            RayzeBio, Inc.
                                                            Schedule TO-T filed
January 25, 2024
                                                            File No. 005-94159

       Dear Sandra Leung:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T filed January 25, 2024

       Source and Amount of Funds, page 24

   1. Disclose the existence of any alternative financing plans or arrangements in the event you do not have the
necessary funds to pay the offer consideration and related fees and expenses. If there are
none, so state. Refer to Item 1007(b) of Regulation M-A.
       Conditions to the Offer, page 45

   2. We note your disclosure in the first paragraph on page 47 that certain conditions "may be waived by Parent or
Purchaser in whole or in part at any time and from time to time and in the sole discretion of
Parent or Purchaser." If an event occurs that implicates an offer condition, an offeror
must promptly inform security holders whether it will waive the condition and continue
with the Offer, or terminate the Offer based on that condition. In this respect, reserving
the right to waive a condition "at any time and from time to time" is inconsistent with your
obligation to inform security holders promptly if events occur that
 Sandra Leung
Bristol-Myers Squibb Company
February 14, 2024
Page 2
         "trigger" an offer condition. Please revise here and later in the same paragraph, where you state that "failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right . . . and each such right will be deemed an ongoing right that may be asserted at any time and from time to time."
3. Refer to the following statement on page 47 in this section: "The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement." This statement suggests there are additional conditions that will allow Parent and Purchaser to terminate the Offer. Please revise to describe all Offer conditions here, or revise.
Miscellaneous, page 50

4. We note your disclosure that "[t]he Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction." While offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please remove the implication that tendered shares will not be accepted from all stockholders. Refer to Rule 14d-10 and
         Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at
202-551-3263.



FirstName LastNameSandra Leung                                 Sincerely,
Comapany NameBristol-Myers Squibb Company
                                                               Division of
Corporation Finance
February 14, 2024 Page 2                                       Office of
Mergers & Acquisitions
FirstName LastName